

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

September 28, 2010

via U.S. mail and facsimile

Mr. Anthony Shupin, Chief Executive Officer
Allied Security Innovations, Inc.
1709 Route 34 South
Farmingdale, New Jersey 07727

      RE: Allied Security Innovations, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed April 14, 2010
              File No. 26604

Dear Mr. Shupin:

We have completed our review of your filings and do not have any further comments at this time.

                        Sincerely,

                        Terence O'Brien
                        Accounting Branch Chief